Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Pontem Corporation (the “Company”) on Form S-1 of our report dated November 3, 2020, except for Note 8 as to which the date is December 28, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Pontem Corporation as of October 19, 2020 and for the period from October 15, 2020 (inception) through October 19, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 28, 2020